Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.

We consent to the incorporation by reference in the registration statement (No.333-188283) on Form F-3 of AU Optronics Corp. and subsidiaries of our reports dated March 13, 2014 with respect to the consolidated statements of financial position of AU Optronics Corp. and subsidiaries as of December 31, 2013, 2012 and January 1, 2012, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2013 and 2012, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 20-F of AU Optronics Corp.

/s/ KPMG
Hsinchu, Taiwan (the Republic of China)

March 21, 2014